# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Tucows Inc., CIK 0000909494
CUSIP: 898697206
Title of class of securities: Common Stock, no par value
Address of issuer's principal executive offices: 96 Mowat Avenue, Toronto, Ontario Canada (A6), M6K 3M1
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000919574-25-003263
Filed by CIK 0001800249

## Reporting persons
- Blacksheep Fund Management Ltd.: type of reporting person: investment adviser (IA); citizenship or place of organization: Ireland (L2); sole voting power 0; shared voting power 942,733; sole dispositive power 0; shared dispositive power 942,733; aggregate amount beneficially owned 942,733 (8.4% of the class)
- Blacksheep Master Fund Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 942,733; sole dispositive power 0; shared dispositive power 942,733; aggregate amount beneficially owned 942,733 (8.4% of the class)
- Herdwick Capital Ltd.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Ireland (L2); sole voting power 0; shared voting power 942,733; sole dispositive power 0; shared dispositive power 942,733; aggregate amount beneficially owned 942,733 (8.4% of the class)
- Alexis Fortune: type of reporting person: individual (IN); citizenship or place of organization: Ireland (L2); sole voting power 0; shared voting power 942,733; sole dispositive power 0; shared dispositive power 942,733; aggregate amount beneficially owned 942,733 (8.4% of the class)

## Item 1. Issuer
Name of issuer: Tucows Inc.
Address of issuer's principal executive offices: 96 Mowat Avenue, Toronto, Ontario M6K 3M1 Canada

## Item 2. Person Filing
Name of person filing: Blacksheep Fund Management Ltd. Blacksheep Master Fund Ltd. Herdwick Capital Ltd. Alexis Fortune
Address of principal business office or, if none, residence: Blacksheep Fund Management Ltd. Rock House, Main Street, Blackrock Co. Dublin, Ireland A94 YY39 Blacksheep Master Fund Ltd. c/o Mourant Governance Services 94 Solaris Avenue, Camana Bay, PO Box 1348 Grand Cayman KY1-1108 Herdwick Capital Ltd. Rock House, Main Street, Blackrock Co. Dublin, Ireland A94 YY39 Alexis Fortune Rock House, Main Street, Blackrock Co. Dublin, Ireland A94 YY39
Citizenship: Blacksheep Fund Management Ltd. - Ireland Blacksheep Master Fund Ltd. - Cayman Islands Herdwick Capital Ltd. - Ireland Alexis Fortune - Ireland

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Blacksheep Fund Management Ltd. - 942,733 Blacksheep Master Fund Ltd. - 942,733 Herdwick Capital Ltd. - 942,733 Alexis Fortune - 942,733
Percent of class: Blacksheep Fund Management Ltd. - 8.4% Blacksheep Master Fund Ltd. - 8.4% Herdwick Capital Ltd. - 8.4% Alexis Fortune - 8.4%
Sole power to vote or to direct the vote: Blacksheep Fund Management Ltd. - 0 Blacksheep Master Fund Ltd. - 0 Herdwick Capital Ltd. - 0 Alexis Fortune - 0
Shared power to vote or to direct the vote: Blacksheep Fund Management Ltd. - 942,733 Blacksheep Master Fund Ltd. - 942,733 Herdwick Capital Ltd. - 942,733 Alexis Fortune - 942,733
Sole power to dispose or to direct the disposition: Blacksheep Fund Management Ltd. - 0 Blacksheep Master Fund Ltd. - 0 Herdwick Capital Ltd. - 0 Alexis Fortune - 0
Shared power to dispose or to direct the disposition: Blacksheep Fund Management Ltd. - 942,733 Blacksheep Master Fund Ltd. - 942,733 Herdwick Capital Ltd. - 942,733 Alexis Fortune - 942,733

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: All of the securities reported in this Schedule 13G Amendment No. 4 are directly owned by advisory clients of Blacksheep Fund Management Ltd. None of those advisory clients, other than Blacksheep Master Fund Ltd., may be deemed to beneficially own more than 5% of the Common Stock, no par value.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit A - Joint Filing Agreement

## Signatures
- Blacksheep Fund Management Ltd.: By: /s/ Alexis Fortune, Alexis Fortune / Chief Executive Officer (11/12/2026)
- Blacksheep Master Fund Ltd.: By: /s/ Alexis Fortune, Alexis Fortune / Chief Executive Officer of its investment manager (11/12/2026)
- Herdwick Capital Ltd.: By: /s/ Alexis Fortune, Alexis Fortune / Director (11/12/2026)
- Alexis Fortune: By: /s/ Alexis Fortune, Alexis Fortune (11/12/2026)
Comment: * Each Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his, her or its pecuniary interest therein, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose. To the extent that "ownership of 5 percent or less of a class" was indicated in Item 5, such response only applies to the Reporting Person(s) that indicated elsewhere herein that it beneficially owns five percent (5%) or less of the class.